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ngreene@shearman.com (212) 848-4668	April 23, 2014

Anu Dubey U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Absolute Return Fund (the “Fund”)

File Nos. 033-63560 and 811-762

Dear Ms. Dubey:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund filed with the Securities and Exchange Commission on April 4, 2013. Below, we describe the changes the Fund will make to the Registration Statement in response to the staff’s comments and also provide certain supplemental information you requested. Upon reaching agreement with the staff on these remaining points, we plan to file an acceleration request with a goal of an effective date for this filing prior to May 1, 2014. All changes will then be incorporated into a contemporaneous 485(b) filing. We also undertake to file any remaining exhibits at that time.

Capitalized Terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.	Preliminary Comments
1.	COMMENT: You commented that we should update the electronic series identifier to reflect the new name.

RESPONSE: The Fund will make the requested change.

2.	COMMENT: You asked that we supplementally explain the background for our intended acceleration request. You asked us at the same time to discuss

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Anu Dubey	April 23, 2014

why we state in the Registration Statement that the Fund “is not yet available for sale to the general public.”

RESPONSE: The Fund and the Adviser believe that the investing environment for the Fund is favorable at present and, accordingly, that a timely launch is desirable. It is on this basis that the Fund will appreciate accelerated effectiveness.

The Fund initially will sell its shares only to parties associated with the First Eagle organization, including proprietary accounts of the Adviser or its affiliates and to “friends and family” of various persons associated with the Fund (such as the Trustees) and the Adviser or its affiliates. This will constitute a public offering of the Fund’s shares that requires registration under the Securities Act of 1933 (again, to be accompanied by an attendant acceleration request).

II.	Prospectus – Fee Table and Expense Example
3.	COMMENT: You commented that we should confirm that the fees and expenses of the CFC are included in the “other expenses” line item and not in the AFFE line item.

RESPONSE: Confirmed.

4.	COMMENT: You asked us to add a reference in the fee table to the possibility of a 1.00% charge to be applied in the event of certain large Class A share purchases that are reversed within 18 months.

RESPONSE: We respectfully disagree that it is appropriate to include this charge in the Fee and Expense Table.  The charge bears little resemblance to a customary CDSC of the type that is potentially applied to most purchases within a given class of shares.  Rather, because it applies only to very large share purchases, including it in the fee table as though it were generally applicable risks being, in our view, more confusing than useful for most readers. The narrow circumstances in which it would apply are typically limited to purchases, subsequently redeemed within 18 months, (i) aggregating (on a single trade date) $1 million or more by any “person,” (which term includes any account having the same mailing address or tax identification number), (ii) accounts with completed letters of intention of $1 million or more, and (iii) certain employer sponsored retirement plans investing through an omnibus account making any single purchase of Class A Shares of $1 million or more.  We note that in response to a staff comment on

Anu Dubey	April 23, 2014

this point given in connection with another First Eagle filing we offered the same explanation as here and also increased the prominence of the disclosure around this charge. We now include (for example) a specific footnote in the Sales Charge table on page 51 linked to sales over $1 million.

5.	COMMENT: You commented that it is the staff’s view that the fee waiver and expense reimbursement should continue for one year commencing not from the date the Registration Statement is declared effective (the present formulation) but instead from the date on which general marketing of the Fund commences, i.e., marketing beyond the initial “friends and family” circle.

RESPONSE: The Fund will make the requested change.

6.	COMMENT: You commented on the footnote that refers to recoupment of waived or reimbursed amount “subject to any operating expense limit in effect at the time of the recoupment or reimbursement”. You said this should instead require that recoupment be subject to any operating expense limit in effect at the time of the original reimbursement.

RESPONSE: We respectfully believe the disclosure is appropriate as-is and already captures the substance of the comment. As presently phrased, the Fund subjects recoupment to either the expense limit in effect at the time of recoupment or at the time of reimbursement.

7.	COMMENT: You asked us to confirm that the effect of the fee waiver on the expense example is shown only in the one-year expenses and not subsequent expenses.

RESPONSE: Confirmed.

III.	Prospectus – Principal Investment Strategies and Risks
8.	COMMENT: You commented that we no longer show a short sale risk factor that appears as a principal risk in our earlier Registration Statement filing. You requested that we reinstate that risk factor.

RESPONSE: The Fund will make the requested change.

9.	COMMENT: You commented that we should add a reference to credit default swaps in the principal investment strategies discussion.

Anu Dubey	April 23, 2014

RESPONSE: The Fund will add the following language (underlined language is new) on page 7.

The Fund’s exposure to asset classes, sectors, securities, commodities, markets and currencies will typically be achieved through investments in derivative instruments, including credit default swaps and other swap contracts.

10.	COMMENT: You commented that we should describe the types of equity securities in which the Fund invests (to the extent it makes direct equity investments as noted as a possibility on page 8).

RESPONSE: We respectfully believe the present disclosure is sufficient as-is. There are, for example, references on pages 8 and 9 to equities as potentially being both from developed and emerging markets and of being in companies of any capitalization.

IV.	Prospectus – Management Team
11.	COMMENT: You commented that when we state that the portfolio managers have served as such since the Fund’s inception that we should specify the inception date.

RESPONSE: The Fund will make the requested change.

12.	COMMENT: You commented that we should expand the description of Messrs. McKoan and Ning on page 21 to describe them as “the Fund’s Portfolio Managers, with joint and primary responsibility for the day-to-day management of the Fund.”

RESPONSE: The Fund will make the requested change.

V.	Prospectus – Tax Information
13.	COMMENT: You commented that we should add on page 23 a sentence to the effect that taxes on income or gain realized in a tax-deferred account may be subject to tax on withdrawal from the account.

RESPONSE: The Fund will add the following language (underlined language is new) on page 23.

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred account, such as

Anu Dubey	April 23, 2014

a 401(k) plan or an individual retirement account. Amounts withdrawn from a tax-deferred account may be subject to tax, including a penalty on pre-retirement distributions that are not properly rolled over to other tax-deferred accounts.

VI.	Statement of Additional Information
14.	COMMENT: You commented that we should identify the expected portion of the Fund’s assets that will be invested in private funds. This would be added to the discussion of private funds on page 8 of the SAI.

RESPONSE: The Fund will make the requested change by saying that no material investment in private funds (aside from the CFC) is contemplated at this time.

15.	COMMENT: You commented on the sentence on page 13 of the SAI that reads as follows and requested that we eliminate the reference to one or more offsetting transactions:

When it sells protection under a credit default swap, the Fund generally will segregate or otherwise earmark on its books the full notional amount of its exposure under the swap to “cover” the transaction under applicable 1940 Act asset coverage rules and interpretations or will maintain one or more appropriate offsetting transactions in accord with the same rules and interpretations.

RESPONSE: The Fund will make the requested change.

VII.	Typographical Errors
16.	COMMENT: You noted two typographical errors, one being a reference on the cover of the SAI to the related Prospectus dated March 1, 2014 (this should be updated to reflect the final date of the Prospectus) and the other being a reference on page 50 of the Prospectus to “Fund which have Class I shares” (the intended formulation being“Funds which have Class I shares”).

RESPONSE: Thank you. We will correct both of these.

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Anu Dubey	April 23, 2014

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Sincerely,

/s/ Nathan Greene

Nathan Greene (as attorney for the Fund)